Response to Item 77Q1

The Fund adopted an amendment to the
Declaration of Trust and By-Laws during
the period.  A form of each document is
filed herewith. The only difference between the Fund's Amendment to the Declaration of Trust and By-Laws and the forms thereof filed herewith is that the name appears in the place of [NAME OF FUND] and the date of the Declaration of Trust appears as [DATE] throughout the documents.